Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES PROVIDES UPDATE ON EXPLORATION DRILLING
AT THE SAN JOSÉ MINE

TORONTO, ONTARIO – December 5, 2011 - Minera Andes Inc. (the "Corporation" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) is pleased to announce the results of exploration drilling at its 49% owned San José mine in Santa Cruz Province, Argentina.  During the third quarter, a total of 90 diamond core holes totaling 21,247 meters were drilled, which compares to 58 core holes totaling 14,300 meters during the second quarter.  The total drilling program planned for 2011 is 56,380 meters, and a total of 40,958 meters consisting of 16,233 meters of exploration drilling and 24,725 meters of infill drilling have been completed through the end of the third quarter.

During the third quarter, the bulk of the drilling (72 of the 90 holes) was infill for the purpose of upgrading existing inferred resources to the measured and indicated categories so that they can be incorporated into the production plan. This infill drilling amounted to 16,844 meters and was concentrated on the Micaela, Sofia, Luli, Susana, Antonella, and 861 Split veins.  Results of the infill drilling are in line with expectations.

The balance of the drilling (18 of the 90 holes) was exploration on step-out targets to extend the resources on existing veins.  This exploration drilling totalled 4,483 meters.  Assay results have been received on eleven of these holes and are shown in Exhibit 2.  While no new significant veins were intersected, low grade intercepts on the eastern extension of the Odin vein in Hole SJD-998 and the southern extension of the Huevos Verdes South vein in Hole SJD-1011 are encouraging because these intercepts open up exploration potential for extending these veins further east and south beyond the current known limits of mineralization (Figure 1). Resources defined by the exploration and infill drilling will be reported as part of the year end resource update, which will be released at the end of the first quarter of 2012.

A geophysical survey was commenced comprising of 342 line-kilometers of gradient array Induced Polarization (“IP”) and 25 line-kilometers of pole-dipole array IP.  The survey will cover an area of about 16,000 square kilometers in the southern part of the joint venture property.  This data will complement magnetic surveys that were completed over the same area during the first half of the year, and the geophysical data will be used to identify drill targets for 2012.

The vein system at San José continues to be open at depth and laterally.  As a result of the discovery of the east-west trending Micaela-Sofia vein system last year, previous drill results are being reinterpreted to define new drilling targets in and near the mine area in conjunction with new surface magnetic data and induced polarization geophysics data.

Status of Proposed Merger with US Gold: On June 14, 2011 the Company announced that Mr. Rob McEwen (who is the company’s Chairman and CEO and owns 30% of the shares of the company) proposed to combine the Company with US Gold Corporation to create a high-growth, low-cost, mid-tier silver producer operating in the Americas, listed on the New York and Toronto Stock Exchanges. The Corporation entered into a definitive arrangement agreement on September 22, 2011, wherein each Minera Andes shareholder would receive 0.45 of a share exchangeable into a US Gold share for every one (1) Minera Andes share held. Minera Andes shareholders of record at the close of business on the record date, December 12, 2011, will be entitled to notice of and to vote at the special meeting. The special meeting will be held in Toronto on January 19, 2012. The venue will be announced shortly.

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Minera Andes Inc.

About Minera Andes: Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: One, a 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine that is located near Goldcorp's Cerro Negro project; Two, 100% ownership of the Los Azules copper deposit; Three, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project.  The Company had $45 million USD in cash as at September 30, 2011 with no bank debt.

About Minera Santa Cruz: Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation. The joint venture owns and operates the San José property.

About Hochschild Mining plc: Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal vein deposits and currently operates four underground vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

For further information, please contact: Jim Duff or visit our Web site: www.minandes.com.

Jim Duff
Chief Operating Officer
181 Bay Street
Bay Wellington Tower, Suite 4750
Toronto, Ontario, Canada, M5J 2T3
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Technical Information:
This news release has been reviewed and approved by Jim Duff the Chief Operating Officer of the Corporation, a Qualified Person as defined by Canadian Securities Administrator National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“43-101”). Assay results were reported to Minera Andes by MSC, which is the operating company for the San José joint venture. Assay results for the drilling were reviewed by Jim Duff. All samples were collected in accordance with industry standards. Splits from checks of the drill core samples assay at the San José Mine laboratory were submitted to Alex Stewart Assayers, Argentina S.A. in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays. Jim Duff has reviewed the results of the check assays and other quality control measures.

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation are calculated in accordance with 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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Minera Andes Inc.

Exhibit 1

Plan Map of Principal Veins at the San José Mine

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Minera Andes Inc.

Exhibit 2

 Exploration Drilling Results from July 1, 2011 to September 30, 2011
Drill Hole	From (m)	To (m)	Intercept (m)	True Width (m)	Au (g/t)	Ag (g/t)	Vein
SJD-921	263.45	265.45	2	1.74	8.29	105.18	Antonella
SJD-921	308.8	310	1.2	1.05	4.59	272.76	861 A Branch
SJD-921	312.4	314.3	1.9	1.66	1.61	135.82	New Veins
SJD-928	136.55	137.34	0.79	0.67	0.01	1	Antonella
SJD-928	295.37	295.75	0.38	0.32	0.01	1	861 A Branch
SJD-929	155.15	155.5	0.35	0.31	0.01	1	Antonella
SJD-929	247.88	248.24	0.36	0.32	0.15	23.44	861 A Branch
SJD-934	168.9	169.9	1	0.71	0.75	57.79	861 A Branch
SJD-935	149.35	149.75	0.4	0.28	0.28	16.97	Antonella
SJD-945	176.9	177.2	0.3	0.26	5.24	1422.24	865 A Branch
SJD-978	71.7	72.1	0.4	0.35	0.01	3.21	Odin Sur
SJD-984	203	205.7	2.7	2.32	0.9	43.79	Soldado
SJD-984	238.18	239.6	1.42	1.22	0.73	30.45	Soldado 2
SJD-989	194.73	195.1	0.37	0.37	0.01	1	Frea extention
SJD-998	44.1	44.5	0.4	0.35	2.72	8.12	Odin South
SJD-1011	29.65	30.53	0.88	0.76	0.8	204.36	Huevos Verdes South extention 1
SJD-1011	36.19	36.49	0.3	0.26	2.1	259.53	Huevos Verdes South extention 2

Assays are pending for exploration drill holes SJD-931, SJD-933, SJD-974, SJD-977, SJD-1000, SJD-1005 and SJD-1012.

News Release 11-24 Page 4
Minera Andes Inc.